                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2008
                    ----------------------------------------

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 (Translation of registrant's name into English)

                     4 Nahal Harif St., Yavne, Israel 81106
                    (Address of principal executive offices)
                    ----------------------------------------

     Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

     Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934:

                               YES [_]     NO [X]

     If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Attached hereto and incorporated by reference herein is a press release issued by G. Willi-Food International Ltd. ("Registrant") on February 4, 2008.

This report on Form 6-K shall be deemed to be incorporated by reference in the
Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the
Registrant.

                                   SIGNATURES

     In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          G. WILLI-FOOD INTERNATIONAL LTD.

Dated: February 4, 2008

                                          By: /s/ Yaron Levy
                                          ------------------
                                          Yaron Levy
                                          Chief Financial Officer
News

                                                           FOR IMMEDIATE RELEASE

                    G. WILLI-FOOD TO PRESENT AT ROTH CAPITAL
                      PARTNERS 20(TH) ANNUAL OC CONFERENCE

YAVNE, ISRAEL - FEBRUARY 4, 2008 - G. WILLI-FOOD INTERNATIONAL LTD. (NASDAQ:
WILC) (the "COMPANY" or "WILLI FOOD"), one of Israel's largest food importers and a single-source supplier of one of the world's most extensive range of quality kosher food products, today announced that the Company is scheduled to present at the Roth Capital Partners 20th Annual OC Conference to be held
February 18-21, in Dana Point, CA.

For more information regarding the Roth Capital Conference, please visit
http://www.rothcp.com.

Zwi Williger, chairman and chief operating officer of Willi Food will give a presentation on the Company followed by a question and answer session on
February 19, at 12:30 PM. PST. The presentation will be broadcast live over the
Internet. Interested parties may tune in to the live presentation by visiting the investors section of Willi-Food's website at:
http://www.willi-food.co.il/eng or alternatively at
http://www.wsw.com/webcast/roth16/wilc/.

Willi-Food recently reported that it expects fiscal year 2007 revenues to increase 31% over the prior year's period. Concerning the closing of Shamir
Salads, approval from Willi-Food's Board and Israeli Anti-Trust Authorities has
been received. As such, the Company will consolidate the results of Shamir
Salads in the first reporting quarter of fiscal 2008. Willi-Food expects to publish its financial results for the fourth quarter and full fiscal 2007 year at the end of March. The Company will host an earnings conference call at that time.

Mr. Williger will be available for investor meetings at the conference. For more information regarding one on one meetings with the company, please contact
Christopher Chu of the Global Consulting Group or your institutional sales rep at Roth Capital.

ABOUT G. WILLI-FOOD INTERNATIONAL, LTD.

G. Willi-Food International Ltd. is one of Israel's largest food importers and a single-source supplier of one of the world's most extensive ranges of quality kosher food products. It currently imports, markets and distributes more than
400 food products manufactured by some 100 top-tier suppliers throughout the world to more than 1,700 customers. Willi Food excels in identifying changing tastes in its markets and sourcing high-quality kosher products to address them.
The Company's Gold Frost Ltd. subsidiary develops and distributes kosher chilled and frozen dairy food products internationally, while its Laish Israeli subsidiary and joint venture with the Baron Family engage in the global import, export and distribution of kosher products worldwide. For more information, please visit the Company's website at www.willi-food.co.il.

Except for historical information contained herein, the matters set forth in this press release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, competition, changing economic conditions and other risk factors detailed in the Company's SEC filings.

COMPANY CONTACT:
G. Willi Food International Ltd.
Yaron Levy, CFO
+972(8)932-1000
yaron@willi-food.co.il

IR CONTACT:
THE GLOBAL CONSULTING GROUP
Christopher Chu
(646) 284-9426
cchu@hfgcg.com